UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-13585

INTEGRA BANK CORPORATION EMPLOYEES’ 401(K) PLAN
(Exact name of registrant as specified in its charter)

21 Southeast Third Street Evansville, Indiana 47705 (812) 464-9677
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interests in the Integra Bank Corporation Employees’ 401(k) Plan
(Title of each class of securities covered by this Form)

None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Effective January 20, 2011, the Integra Bank Corporation common stock fund was eliminated from the investment alternatives under the Integra Bank Corporation Employees’ 401(k) Plan (the “Plan”) and, as a result, interests in the Plan are no longer required to be registered under the Securities Act of 1933, as amended.  This Form 15 has been filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including the obligation to file annual reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Integra Bank Corporation Employees’ 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2011	Integra Bank Corporation
Employees’ 401(k) Plan
By: Integra Bank Corporation, as Plan Administrator

/s/ DONNA M. STONE
Donna M. Stone, VP Human Resources Manager